Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

05006987

31 March 2005

BY COURIER
Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

4/5

Issues Raised and Reported to the ASX

Period 1 March 2005 – 31 March 2005 (inclusive)

4 March 2005	Extraordinary General Meeting – Chairman's Letter
4 March 2005	Notice of Extraordinary General Meeting
4 March 2005	Extraordinary General Meeting – Proxy Form
9 March 2005	AGL Launches Green Living at no Added Cost
16 March 2005	Change of Director's Interest Notices (x6)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/03/2005

TIME: 12:59:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

EGM Chairmans Letter

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL
Tel: 02 9921 2259
Fax: 02 9921 2465
The Australian Gas Light Company
ABN 95 052 167 405
AGL Share Registry
111 Pacific Highway
North Sydney
NSW 2060
Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

Dear AGL Shareholder

On 24 February 2005, AGL announced a programme to return capital to AGL Shareholders.

The programme has three components:
- a special dividend of 30 cents per share (franked to 90 per cent);
- a capital return of 50 cents per share; and
- an on-market share buy-back of up to $150 million.

The capital return requires an Extraordinary Meeting of Shareholders, and a notice for a meeting on 6 April 2005 is attached. Explanatory Notes and a Proxy Form are also attached.

Capital Management

For some time the Board has been considering a capital management program which is tax effective for Shareholders, and provides the Company with sufficient capital to make strategic investments.

Factors such as simplicity, equity between Shareholders, availability of franking credits, as well as other legal considerations were considered. Combinations of an off-market share buy-back, a capital return, a special dividend and on-market share buy-backs were also examined.

The programme which has been announced appeared to be the most effective and equitable combination of initiatives to return excess capital to AGL Shareholders.

Special Dividend
The Company intends to pay the special dividend of 30 cents at the same time as the interim dividend of 31 cents on 24 March 2005, both of which will be 90 per cent franked. This compares with an interim ordinary dividend in the prior corresponding period of 29 cents per share, which was 75 per cent franked.

Capital Return
The capital return of 50 cents requires Shareholders' approval. The motion, if approved, will result in the Company reducing its share capital and returning to Shareholders approximately $228 million. The number of shares on issue in the Company would not change.

If Shareholders approve this motion, the capital return would be paid late in April.

Your Board encourages you to attend and vote at the Extraordinary Meeting of Shareholders to be held at 10 am on 6 April 2005 at the Wesley Conference Centre, 220 Pitt Street, Sydney. Alternatively, if you are unable to attend in person, you may use the Proxy Form to nominate another person to vote on your behalf.

On-market share buy-back
It is intended that the on-market buy-back of shares in the Company will commence in May 2005 after payment of the special dividend and after the capital return, if approved by Shareholders, is made.

Future performance of the Company

To improve returns to its Shareholders and to maintain its position as a leader in the energy industry, AGL aims to be the lowest cost and most efficient energy company in the country. This drive for efficiency must be combined with excellent customer service standards.

AGL also continues to explore opportunities in power generation and in upstream gas supplies. The object here is to reduce the cost and price volatility of the wholesale electricity and gas AGL on-sells to more than three million customers.

Conditions in energy markets will remain extremely competitive. The lack of a national energy market leads to inefficiencies and risks, which raise costs to all consumers. Within this framework, AGL has strong cash flows and a strong balance sheet, to allow it to develop sensible strategic opportunities. It has a strong management team focussed on continual improvement of the Company's operations.

The capital management programme will not hinder AGL's capacity to seek improved earnings performance and strategic growth. Your Board unanimously recommends Shareholders support the capital return.

Yours faithfully

Mark Johnson
Chairman
4 March 2005

Tell us what you think:

Your Board is committed to continually improving communication with Shareholders. Any suggestions would be warmly received and you should contact the Company Secretary, Jane McAloon with any comments you have on (02) 9921 2680 or jmcaloon@agl.com.au.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/03/2005

TIME: 12:59:46

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Extraordinary General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney, on 6 April 2005 at 10.00am.

SPECIAL BUSINESS

Approval of an equal reduction of capital

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*'That, for the purposes of section 256B and section 256C(1) of the Corporations Act 2001 (Cth), approval is given for the Company to reduce its share capital by paying to each person who is a Shareholder of the Company at 7.00 pm on 13 April 2005 (***Record Date***) the amount of $0.50 per share held by that person on the Record Date.'*

Head Office
AGL Centre
Cnr Pacific Highway & Walker Street
North Sydney NSW 2060

By Order of the Board

Jane McAloon, Secretary
4 March 2005

NOTE:

(a) For the purpose of the Extraordinary General Meeting, the Directors have determined that shares will be taken to be held by persons registered as Shareholders as at 7.00 pm on 4 April 2005.

(b) A Shareholder who is entitled to attend and cast two or more votes at the Meeting may appoint two proxies. A proxy need not be a Shareholder. If a Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder's votes each proxy may exercise, each proxy may exercise half the votes.

(c) A proxy form and the power of attorney or other authority (if any) under which the proxy form is signed (or a certified copy) must be received by the Company, at least 48 hours before the time for holding the Meeting. Documents may be sent to the Company by:

(i) posting them in the accompanying reply-paid envelope or posting them to The Australian Gas Light Company, Locked Bag 944, North Sydney, NSW, 2059; or

(ii) sending them by fax to the Company's Share Registry on (02) 9921 2465; or

(iii) delivering them to the Company's Head Office.

EXPLANATORY NOTES

SPECIAL BUSINESS

Approval of an equal reduction of capital

1. What is the purpose of the Extraordinary General Meeting?

The purpose of the Extraordinary General Meeting is for Shareholders of the Company to consider and, if thought fit, pass a resolution approving the equal reduction of capital.

2. What is the equal reduction of capital?

2.1 The Company proposes to reduce its share capital by returning to each of its Shareholders the amount of $0.50 per ordinary share held, representing a total return to Shareholders of approximately $228 million.

2.2 The amount of $0.50 per share is being returned to Shareholders by way of an equal reduction of capital under Chapter 2J of the Corporations Act (**Reduction of Capital**). The date for determining which Shareholders receive the Reduction of Capital is the Record Date (as defined in the accompanying notice).

2.3 After the Reduction of Capital, the current share capital of the Company will be reduced by approximately $228 million, being $0.50 per share. The number of shares on issue in the Company will not change as a result of the Reduction of Capital.

2.4 These Explanatory Notes provide Shareholders with all information known to the Company that is material to the decision whether or not to vote in favour of the resolution to approve the Reduction of Capital.

3. What are the reasons for the Reduction of Capital?

3.1 The Directors have been reviewing the Company's capital management strategy and have considered various options to return surplus capital to Shareholders.

3.2 In determining the elements of the capital management program, the Directors have considered factors such as simplicity, equity between Shareholders, the availability of franking credits, and the tax effectiveness of various options for Shareholders. The options considered included combinations of one or more of an off-market share buy-back, an on-market share buy-back, a special dividend and a capital return.

3.3 This surplus capital has been accumulated primarily from the net proceeds of approximately $778 million (after transaction costs) from the sale by the Company of its 66.05 per cent shareholding in NGC Holdings Limited. The Company's debt has also been reduced through the consistently strong take-up of AGL's Dividend Reinvestment Plan (which was suspended in October 2003). The capital management initiatives set out in paragraph 3.5 below, including the Reduction of Capital, will be funded from existing cash reserves.

3.4 By reducing existing cash reserves, the Company will reduce its cost of capital and increase returns to Shareholders. However, these outcomes must be balanced with ensuring the Company has sufficient financial flexibility to fund existing operations and expansion opportunities.

3.5 The Directors have assessed that approximately $515 million is surplus to the Company's current and expected capital requirements, after payment of the Company's interim dividend of 31 cents per share. The Directors have determined that these surplus funds should be employed in the following capital management initiatives:

(a) the Reduction of Capital;

(b) a special dividend of 30 cents per share (totalling around $137 million); and

(c) an on-market buy-back of shares in the Company of up to a total of $150 million.

3.6 The special dividend of 30 cents per share will be paid on 24 March 2005 simultaneously with the interim dividend of 31 cents per share payable from the Company's profits for the six months to 31 December 2004. Both the special dividend and the interim dividend will be 90% franked.

3.7 It is intended that the on-market buy-back of shares in the Company will commence in May 2005 after payment of both the special dividend and, if approved by Shareholders, the Reduction of Capital.

3.8 The total amount targeted to be returned to Shareholders under the three capital management initiatives is approximately $515 million. The Directors believe that a combination of initiatives (rather than one single proposal) is likely to be more attractive to the widest cross-section of the Company's Shareholders and will achieve the best results for the Company and its long term Shareholders. By the date of the Extraordinary General Meeting, Shareholders will have received both the interim and special dividends.

4. What is the effect of the Reduction of Capital on the Company?

4.1 The Company has approximately 456.6 million fully paid ordinary shares on issue as at the date of the accompanying notice. There are no other classes of shares other than ordinary shares, and there are no options or other convertible instruments issued by the Company other than the performance share rights granted under the Company's Long-Term Incentive Plan (see section 5 below).

4.2 The effect of the Reduction of Capital is that the Company's issued share capital will be reduced by approximately $228 million, being $0.50 per share. The Company will, however, continue to have 456.6 million fully paid ordinary shares on issue.

4.3 The Directors of the Company consider that the Reduction of Capital will not adversely affect the Company's capacity to fund existing businesses and growth opportunities.

5. The impact of the Reduction of Capital on share rights under AGL's Long-Term Incentive Plan

5.1 Senior employees are entitled to performance share rights under the Company's Long-Term Incentive Plan (LTIP). To compensate for the diminution in the value of the share rights issued in 2003 and 2004 (that would otherwise occur by reason of the payments of the Reduction of Capital of 50 cents per share and the special dividend of 30 cents per share), participating employees will be paid $0.80 per share as share rights vest and are converted into shares in the Company.

5.2 This will affect the two-thirds of the rights issued under the LTIP in 2003 which have not yet been converted into shares in the Company and all of the rights issued in 2004. It will not apply to future issues under the LTIP. Payments will also not be made in respect of rights issued in 2003 or 2004 which do not vest in the senior employees (for example, because the senior employee's employment terminates before the relevant vesting dates).

5.3 Payments will be made to approximately 100 senior employees over the financial years ending on 30 June 2006, 2007 and 2008. The maximum amounts payable in each year will be:

2006	$232,222
2007	$268,172
2008	$142,673

6. What approvals are required?

6.1 Under section 256B(1) of the Corporations Act 2001 (Cth) (**Corporations Act**), a company may reduce its share capital as long as the reduction:

(a) is fair and reasonable to the Company's Shareholders as a whole (see section 7 below);

(b) does not materially prejudice the Company's ability to pay its creditors (see section 8 below); and

(c) is approved by Shareholders under section 256C.

6.2 The resolution of the Company proposed at the Extraordinary General Meeting seeks the approval of the Shareholders as required under section 256C.

7. Is the Reduction of Capital fair and reasonable to Shareholders?

7.1 The Directors of the Company consider that the Reduction of Capital is fair and reasonable to all Shareholders of the Company, as it applies to all Shareholders equally having regard to the number of shares in the Company held by each of them.

8. Is there any material prejudice to creditors?

8.1 The Directors of the Company believe that the Company has sufficient cash reserves to pay the Reduction of Capital, the interim dividend, the special dividend and conduct the on-market buy-back without materially prejudicing the Company's ability to pay its creditors.

9. Tax ruling

9.1 The Company has sought a Class Ruling from the Australian Tax Office (ATO) as to the tax implications of the Reduction of Capital for Shareholders. However, for specific taxation advice, Shareholders should consult their own taxation adviser so that their particular circumstances are taken into consideration. The broad description below is only relevant to Shareholders who hold shares on capital account.

9.2 The ATO has given an indicative Class Ruling that no part of the $0.50 per share returned to Shareholders will be deemed to be a taxable dividend. As a general statement, and without taking each Shareholder's specific circumstances into account, the Reduction of Capital received by Shareholders should be tax free for those Shareholders who hold their shares in the Company on capital account on the basis of the ATO's indicative Class Ruling as long as a Shareholder does not have a cost base of less than $0.50 per share. The Reduction of Capital will then be treated as a reduction of each Shareholder's cost base when they acquired their shares in the Company, with any capital gain or loss arising on eventual disposal of the shares being calculated by reference to this lower cost base.

9.3 Non-resident Shareholders should not be liable for capital gains tax in respect of the Reduction of Capital provided that they and their associates have not, at any time during the five years preceding the Reduction of Capital, beneficially owned at least 10% by value of the shares in the Company.

10. Lodgement

10.1 In accordance with section 256C(5) of the Corporations Act, copies of the Notice of Extraordinary General Meeting and these Explanatory Notes have been lodged with the Australian Securities and Investments Commission.

11. Timetable for the Reduction of Capital

11.1 Subject to Shareholder approval, the Reduction of Capital will take effect in accordance with the following timetable:

Event	Date
Shareholder meeting to approve the Reduction of Capital	6 April 2005
AGL shares trade on an "ex" return of capital basis	7 April 2005
Record Date for determining entitlements to participate in the Reduction of Capital	13 April 2005
Dispatch Date for payment of the Reduction of Capital	29 April 2005

12. Are there any reasons against the Reduction of Capital?

12.1 The Directors of the Company believe that the Reduction of Capital is in the Company's best interests.

12.2 You may wish to vote against the resolution if you believe that the Company should retain these surplus funds or use them in a different way, even though the Directors do not believe that the funds could be used in any way that is more beneficial to Shareholders than the Reduction of Capital.

13. Directors' interests

13.1 As at the date of the Notice of Extraordinary General Meeting, the following Directors of the Company have an interest in the proposed Reduction of Capital as they are Shareholders of the Company:

(a) Mark Johnson – 178,969 shares;

(b) Greg Martin – 547,745 shares;

(c) Sir Ronald Brierley – 67,310 shares;

(d) Graham Reaney – 69,918 shares;

(e) Charles Allen – 68,561 shares;

(f) Carolyn Hewson – 46,166 shares;

(g) Tony Daniels – 26,485 shares; and

(h) Max Ould – 4,970 shares.

13.2 Mr Greg Martin also has an interest in the proposed Reduction of Capital as the holder of performance share rights issued under the Company's Long-Term Incentive Plan. He holds 36,832 rights issued in 2003 and 65,223 rights issued in 2004. As set out in section 5, Mr Martin may become entitled to additional payments of up to $81,644 as a result of being issued these rights.

14. Directors' recommendation

14.1 The Directors of the Company unanimously recommend that Shareholders vote in favour of the resolution to approve the Reduction of Capital.

AGL

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/03/2005

TIME: 13:04:50

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

EGM Proxy Form

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Proxy Form

AGL

The Australian Gas Light Company
ABN 95 052 167 405

1\.

☐ *Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)*

To complete this proxy form, please see the instructions on the back of this form and refer to the accompanying documents for details of each item of business.

2\. Appointment of proxy

I/We being a Shareholder/s of The Australian Gas Light Company, hereby appoint ☐ *Write here the name of the person you are appointing if this person is someone other than the Chairman*

or

☐ *Mark this box with an 'X' if you are appointing the Chairman of the Meeting*

failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Extraordinary General Meeting of The Australian Gas Light Company to be held on 6 April 2005 on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at that Meeting and at any adjournment of that Meeting.

If two proxies are being appointed, complete the following sentence: This proxy is authorised to

exercise .... votes or .... % of my/our total voting rights.

3\. Voting directions to your proxy

Your proxy may decide how to vote on any motion, except where specifically directed below.

SPECIAL BUSINESS

	For	Against	Abstain
To give approval for the Company to reduce its share capital by returning $0.50 per share to Shareholders.	☐	☐	☐

4\. Signature(s)

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Date: ....

Instructions for completing this proxy form

1. Name and address

   This is your name and address as it appears on The Australian Gas Light Company's share register. If this information is incorrect, please make the correction on the form and mark the box. Shareholders sponsored by a broker will need to advise their broker of any changes. **Please note you cannot change ownership of the shares using this form.**

2. Appointment of proxy

   Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, mark the box. If you leave this section blank or your named proxy is unable to attend, the Chairman of the Meeting for the time being will be your proxy to vote your shares. Your proxy need not be a shareholder of The Australian Gas Light Company.

   You may appoint one or two proxies to attend and vote at the Meeting on your behalf. If you appoint two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes in which case any fraction of votes will be disregarded. If you require an additional proxy form, the Company will supply it on request.

3. Voting directions to your proxy

   You may direct your proxy how to vote on a given item of business by placing a "X" in one of the three boxes opposite that item. Your proxy may decide whether to vote on any item, except where proxies are required by law or the constitution of the Company to vote or abstain in their capacity as proxies. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the number of shares or percentage you wish to vote in the appropriate box/es. If you do not mark any of the boxes on a given item and your proxy is entitled to vote, your proxy may decide how to vote on that item. If you mark more than one box on an item, your vote on that item may be invalid.

4. Signature(s)

   You must sign this form in the spaces provided as follows:

Individual Holding:	The Shareholder must sign in the box.
Joint Holding:	If shares are held in joint names, all Shareholders must sign in the boxes.
Attorney:	If you are signing as an Attorney, the Power of Attorney must have already been lodged with the Company or, alternatively, a certified copy of it must accompany this proxy form.
Companies:	Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary.

5. Lodgement of Proxy

   The proxy form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by the Company at least 48 hours before the time for holding the Meeting. Documents may be sent to the Company by:

   (a) posting them in the accompanying reply-paid envelope or posting them to the address on this form;

   (b) sending them by fax to the Company's Share Registry on (02) 9921 2465; or

   (c) delivering them to the Company's Head Office.

All correspondence to:
The Australian Gas Light Company
Locked Bag 944
North Sydney NSW 2059
Australia

If you do not wish to appoint a proxy
At this Meeting we will be using barcodes to register attending Shareholders in order to reduce delays at the door. It would be appreciated if you would bring the uncompleted proxy form with you to allow prompt registration of your attendance.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 . 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/03/2005

TIME: 10:38:50

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL launches Green Living at no added cost

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release.

9 March 2005

AGL LAUNCHES GREEN LIVING AT NO ADDED COST

The Australian Gas Light Company (AGL) has today launched a new green energy option at no added cost for customers as part of a push to increase the popularity and take up of green energy nationally.

With the introduction of AGL Green Living, consumers who are on the regulated electricity tariff will pay no more to have a proportion of their household electricity sourced from a renewable product.

AGL Green Living is sourced entirely from renewable energy and a proportion of the product is government accredited Green Power (5% accredited Green Power and 95% from other renewable sources).

AGL Green Living is the newest product in AGL's suite of green energy options available to customers, which also includes AGL Green Energy ™, AGL Green Choice ™ and AGL Green Balance ™.

AGL Managing Director, Greg Martin said the company recognised that customers wanted to make a difference to the environment, but couldn't always afford to pay more for environmentally friendly energy.

"Australians have embraced many environmentally-friendly actions such as recycling, saving water and reusable green bags, now AGL is giving people a chance to turn to renewable energy at no added cost," Mr Martin said.

The launch of this new product coincides with AGL's leading role in a new Green Power consumer awareness campaign launched today by the Victorian Government.

The Green Power campaign will encourage Victorians to purchase their electricity from clean, renewable energy sources.

"It now costs no more than the regulated electricity rates in your area to source your electricity from a renewable product," Mr Martin said.

For every customer that chooses AGL Green Living the company will match the entire household electricity consumption from renewable sources.

Mr Martin added that AGL Green Living is a simple way to do away with household greenhouse gas emissions which arise from energy use.

"AGL Green Living provides our customers with the chance to make a difference to the environment at no added cost – switching to green has never been easier," Mr Martin concluded.

In AGL's inaugural Sustainability Report released in October 2004, the company outlined environmental principles and detailed strategies to help reduce the intensity of greenhouse emissions that arise from its energy business and customer's energy consumption.

As part of its strategy to reduce greenhouse gas emissions AGL has committed to doubling the number of customers using green energy products.

For more information on AGL Green Choice products including AGL Green Living please call 131 245 or visit www.agl.com.au.

Further enquiries:
Contact: Jane Counsel AGL Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/03/2005

TIME: 17:18:35

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SIR RONALD BRIERLEY
Date of last notice	15 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2005
No. of securities held prior to change	67,310
Class	ORDINARY
Number acquired	1,755
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.07
No. of securities held after change	69,065

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	A B DANIELS
Date of last notice	15 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2005
No. of securities held prior to change	26,485
Class	ORDINARY
Number acquired	564
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.07
No. of securities held after change	27,049

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**C J HEWSON**
Date of last notice	**15 NOVEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2005
No. of securities held prior to change	46,166
Class	ORDINARY
Number acquired	1,128
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.07
No. of securities held after change	47,294

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M R G JOHNSON
Date of last notice	15 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2005
No. of securities held prior to change	178,969
Class	ORDINARY
Number acquired	4,182
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.07
No. of securities held after change	183,151

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	G J REANEY
Date of last notice	15 NOVEMBER 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2005
No. of securities held prior to change	69,918
Class	ORDINARY
Number acquired	1,013
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.07
No. of securities held after change	70,931

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M G OULD**
Date of last notice	**15 NOVEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2005
No. of securities held prior to change	4,970
Class	ORDINARY
Number acquired	677
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.07
No. of securities held after change	5,647

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.